EXHIBIT 12.1

Alion Science and Technology

Computation of Ratio of Earnings to Fixed Charges

						Three Months
						Ended
	Years Ended September 30,					December 31,
Actual Data	2002	2003	2004	2005	2006	2006
	(Amounts in thousands)

Fixed Charges
Cash interest expense	$—	$3,774	$7,563	$9,328	$19,349	$10,038
Amortization of capitalized expenses related to indebtedness	—	353	2,791	3,897	2,591	642

Total fixed charges	$—	$4,127	$10,354	$13,225	$21,940	$10,680
Earnings
Pre-tax earnings (loss)	$(91)	$(12,616)	$(15,094)	$(40,172)	$(31,089)	$(14,125)
Fixed charges	—	4,127	10,354	13,225	21,940	10,680

Earnings (loss) before fixed charges	$(91)	$(8,489)	$(4,740)	$(26,947)	$(9,149)	$(3,445)

Ratio of earnings to fixed charges	(1)	(2)	(2)	(2)	(2)	(2)

(1)	For fiscal year 2002 the ratio of earnings to fixed charges was not applicable as there were no fixed charges.

(2)	Earnings for fiscal years 2003 to 2006 and the three months ended December 31, 2006 were inadequate to cover fixed charges in those periods by $8.5 million, $4.7 million, $26.9 million, $9.1 million, and $3.4 million, respectively.